Exhibit 77D - Policies with respect to security investments -
For Period Ended 4-30-2009

Third Avenue Small-Cap Value Fund
Third Avenue International Value Fund

The Board of Trustees approved a change in the Fund's Investment in High-Yield Debt and Distressed Securities policy to permit Third Avenue Small-Cap Value Fund and Third Avenue International Value Fund to invest no more than 35% of their total assets in high-yield debt and distressed securities. The previous limitation was no more than 10% of their total assets in high-yield debt and distressed securities. This change became effective March 1, 2009.

The change in policy described above was not required to be, and was not, approved by the shareholders of the Fund. The new policy may be changed by the Board of Trustees without shareholder approval.